July 22, 2016
CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED HAVE BEEN OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[**].”
VIA EDGAR AND OVERNIGHT COURIER
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Geoff Kruczek, Senior Attorney

Re:     Cepheid
Form 10-K for the fiscal year ended December 31, 2015
Filed February 25, 2016
File No. 000-30755

Ladies and Gentlemen:

On behalf of Cepheid, a California corporation (the “Company”), we are providing this letter in response to the comments raised with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 25, 2016 (the “10-K”), in the letter dated June 13, 2016 (the “Comment Letter”) from the staff of the Commission (the “Staff”). Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, the Staff comments, as set forth in the Comment Letter, are reprinted in bold and italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.

The Company is also supplementally providing the Staff with certain information as Attachment A, Attachment B and Attachment C to the copy of this letter that is being transmitted by overnight courier. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), that the Staff return Attachment A, Attachment B and Attachment C to the Company once the Staff has completed its review. The Company requests that such information be treated confidentially, pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Form 10-K for the fiscal year ended December 31, 2015

Products, page 5

1.
We have reviewed your response to prior Comment 2. It is unclear from your response why you consider all of your products to be similar when at their core each of your tests utilizes a unique nucleotide sequence in order to identify a specific pathogen. As we referred to in our prior comment, if it is true that your tests for MRSA and Clostridium difficile accounted for a majority of your revenues in prior periods, then it is unclear why your believe such information is not material to investors. See Item 101(c)(1)(i) of Regulation S-K. Also, if you are substantially dependent upon a few of your tests for a significant portion of your revenue, it is also unclear how you concluded that risk factor disclosure regarding that dependence, and risk factor disclosure regarding trends in the markets for those particular tests, is not appropriate. Please provide us with a more detailed analysis of your conclusions or revise your future filings as appropriate.

In response to the Staff's comment, the Company respectfully advises the Staff it believes that its Xpert tests are a similar class of products, notwithstanding the fact that each test has a unique nucleotide sequence in order to identify a specific pathogen, due to substantial similarities in: (1) the nature of the products and services; (2) the nature of the production processes; (3) the type of customer for the cartridges; and (4) the methods used to distribute cartridges.

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However, the Company believes that classifying its Xpert tests into the separate disease franchises for the Clinical market set forth on Attachment A to this letter and identifying which of these disease franchises, if any, accounted for 10% or more of the Company’s consolidated revenue would be helpful to an investor’s understanding of the Company’s business. The Company has grouped its Xpert tests into disease franchises based on primary clinical utility of the tests in the particular franchise. For example, healthcare associated infection (HAI) tests are those used primarily by a healthcare institution, such as a hospital, for the management of infection control in the institution based on bed management, infection prevention and anti-microbial stewardship. The primary clinical utilities of each of the other disease franchises are apparent from the name of the disease franchise set forth in Attachment A.

The Company’s proposed, enhanced disclosure identifying disease franchises and which, if any, accounted for 10% or more of the Company’s consolidated revenue, in accordance with Item 101(c)(1)(i) of Regulation S-K, is set forth in Attachment A to this letter. Similar disclosure would be included in the Company’s future Annual Reports on Form 10-K.

The Company also acknowledges the Staff’s comment regarding risk factor disclosure regarding substantial dependence on certain disease franchises and trends in the markets that could have material impact on its revenues and expects to include new disclosure addressing these risks in future filings. The Company’s proposed disclosure is set forth in Attachment B to this letter. Similar disclosure would be included in the Company’s future filings.

2.	Please expand your response to prior comment 5 to confirm that your future filings will disclose, to the extent applicable, the matters addressed after the first sentence of that comment.

In response to the Staff's comment, the Company respectfully advises the Staff that the Company will in future filings enhance its disclosure to clarify the reasons underlying the changes in its results of operations. The Company’s proposed, enhanced disclosure of “Revenue” under the Results of Operations is set forth in Attachment C to this letter. Similar disclosure would be included in the Company’s future filings.

The Company respectfully acknowledges the Staff’s comments regarding prior references to “growing installed base,” “expanding test menu” and “higher system shipments.” As set forth in Attachment C, the Company proposes to remove reference to these concepts as reasons for underlying changes in the Company’s results of operations. Instead, the Company will explain the reasons for such changes with reference to the performance of, and material trends in, the Company’s disease franchises that account for 10% or more of the Company's consolidated revenue. In light of the proposed additional disclosures pursuant to Item 101(c)(1)(i) set forth in Attachment A, the Company believes the proposed disclosure set forth in Attachment C would be helpful to an investor’s understanding of the Company’s results of operations as this proposed disclosure represents a more clear correlation of the primary drivers to the Company’s results of operations.

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* * *
In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 300-8316 or, in his absence, Michael A. Brown, Esq., at (415) 875-2432.
Sincerely,

Cepheid

/s/ Daniel E. Madden

Daniel E. Madden
Chief Financial Officer

Cc:
John L. Bishop, Chief Executive Officer
William E. Murray, Esq., Executive Vice President, General Counsel and Chief Privacy Officer
Cepheid

Douglas E. Cogen, Esq.
Michael A. Brown, Esq.
Fenwick & West LLP

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Attachment A
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Attachment B
[**]

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Attachment C
[**]

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